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EXHIBIT 12.   STATEMENT RE: COMPUTATION OF RATIOS



                     First Hawaiian, Inc. and Subsidiaries
        Computation of Consolidated Ratios of Earnings to Fixed Charges


                                                           QUARTER ENDED                   SIX MONTHS ENDED
                                                             JUNE 30,                          JUNE 30,
                                                     ------------------------          ------------------------
                                                       1994             1993             1994             1993
                                                     --------         -------          --------          ------
                                                                       (dollars in thousands)
Income before income taxes and
   cumulative effect of a change
   in accounting principle                            $29,233         $32,717          $ 58,138          $58,419
                                                      -------         -------          --------          -------
Fixed charges:(1)
   Interest expense                                    43,398          38,510            85,783           80,168
   Capitalized interest                                 1,859              --             3,748            1,092
   Rental expense                                       1,156             605             2,240            1,218
                                                      -------         -------          --------         --------
                                                       46,413          39,115            91,771           82,478
Less interest on deposits                              29,899          31,034            60,035           66,056
                                                      -------         -------          --------         --------
   Net fixed charges                                   16,514           8,081            31,736           16,422
                                                      -------         -------          --------         --------
   Earnings, excluding
       interest on deposits                           $45,747         $40,798          $ 89,874         $ 74,841
                                                      =======         =======          ========         ========
   Earnings, including
       interest on deposits                           $75,646         $71,832          $149,909         $140,897
                                                      =======         =======          ========         ========
Ratio of earnings to
   fixed charges:
   Excluding interest on deposits                        2.77  X         5.05  x           2.83  X          4.56 x
   Including interest on deposits                        1.63  X         1.84  x           1.63  X          1.71 x



(1) For purposes of computing the above ratios, earnings represent income before income taxes and cumulative effect of a change in accounting principle plus fixed charges. Fixed charges, excluding interest on deposits, include interest (other than on deposits), whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor. Fixed charges, including interest on deposits, include all interest, whether expensed or capitalized, and that portion of rental expense (generally one third) deemed representative of the interest factor.





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